JED OIL INC.

NOTICE

OF

ANNUAL AND SPECIAL SHAREHOLDERS’ MEETING

AND

MANAGEMENT PROXY CIRCULAR

Dated May 22, 2008

Meeting Date: June 23, 2008

JED OIL INC.

NOTICE  OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING

JUNE 23, 2008

NOTICE IS HEREBY GIVEN that an Annual and Special Shareholders’ Meeting of the holders (the “Shareholders”) of Common Shares (the “Common Shares”) of JED Oil Inc. (“JED” or the “Corporation”) will be held in the Cardium Room of the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta on Monday, June 23, 2008 at 10:00 a.m.. (Alberta time), and any adjournment or adjournments thereof (the “Meeting”) for the following purposes, namely:

1.

to consider and, if thought fit, pass an ordinary resolution fixing the number of directors to be elected at the Meeting at 5:

2.

to elect directors for the ensuing year;

3.

to appoint auditors for the ensuing year and authorize the Board to fix the auditor’s remuneration;

4.

to consider and, if thought fit, pass an ordinary resolution ratifying an amendment to the by-laws of the Corporation to permit eligibility for the Direct Registration System;

5.

 to consider and, if thought fit, pass an ordinary resolution repricing the exercise price of the options outstanding at May 10, 2008 under JED’s Stock Option Plan;

6.

to consider and, if thought fit, pass an ordinary resolution approving the issuance of up to a maximum of 65 million Common Shares of the Corporation; and

7.

to transact such other business as may be properly before the Meeting and any adjournment or adjournments thereof.

Only holders of record of Common Shares at the close of business on May 20, 2008 (“Record Date”) are entitled to notice of and to attend the Meeting or any adjournment of adjournments thereof and to vote thereat unless after the Record Date a holder of record transfers his Common Shares and the transferee upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests, not later than 10 days before the Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the Meeting.

Shareholders of record may vote in person at the Meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a Shareholder) as their proxy to attend and vote in their place.

Beneficial Shareholders, and Shareholders of record unable to be present at the Meeting, are requested to date and sign the enclosed form of proxy and return it to Olympia Trust Company, in the enclosed envelope provided for that purpose.  In order to be valid, proxies must be received by Olympia Trust Company on or before the close of business on the last business day preceding the date of the Meeting or any adjournment thereof, provided, however, that the Chairman of the Meeting may in his discretion accept proxies received after this time up to and including the time of the Meeting or any adjournment thereof.

A Management Proxy Circular relating to the business to be conducted at the Meeting and a Form of Proxy accompany this Notice.

BY ORDER OF THE BOARD OF DIRECTORS

Didsbury, Alberta

May 22, 2008

    (signed)

Marcia L. Johnston

Vice-President, Legal & Corporate Affairs

and Secretary

May 22, 2008

JED OIL INC.

Management Proxy Circular

For the Annual and Special Shareholders’ Meeting

to be held on June 23, 2008

This Management Proxy Circular is furnished in connection with the solicitation by management of JED Oil Inc. (“JED” or the “Corporation”) of proxies to be used at the Annual and Special Shareholders’ Meeting (the “Meeting”) of holders (“Shareholders”) of the common shares (‘Common Shares”) of the Corporation to be held in the Cardium Room of the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta on Monday, June 23, 2008 at 10:00 a.m.. (Alberta time) for the purposes set forth in the accompanying Notice of Meeting of Shareholders (the “Notice”).

PROXY INFORMATION

Solicitation of Proxies

This management proxy circular has been issued by management of JED for the solicitation of proxies by and on behalf of management.  Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone or fax by directors and officers of the Corporation, who will not receive compensation therefor.  All costs in connection with the solicitation of proxies by management for use at the Meeting will be borne by the Corporation.

Shareholders Entitled to Vote

The directors of the Corporation have set May 20, 2008 as the record date (the “Record Date”) for the purpose of determining the Shareholders entitled to receive notice of, and vote at, the Meeting.  The persons named in the list of Shareholders prepared as at the close of business on the Record Date are entitled to attend and vote at the Meeting or to be represented thereat by proxy, except that if a Shareholder transfers the ownership of any of his shares after the Record Date and the transferee of those shares establishes that he owns such shares and demands not later than 10 days before the Meeting that his name be included in the list of Shareholders, such transferee is entitled to vote such shares at the Meeting.  Each Common Share carries the right to one (1) vote on a ballot at the Meeting.  A quorum for the Meeting is the representation at the Meeting by person or proxy of the holders of not less than 5% of the shares entitled to vote at the Meeting and at least two Shareholders or duly appointed proxyholders present in person.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy to represent the Shareholders are directors and officers of the Corporation. A Shareholder submitting a form of proxy has the right to appoint a person or persons, who need not be Shareholders, to represent him at the Meeting other than the persons designated by management as the proposed proxyholders in the form of proxy furnished by the Corporation. This right may be exercised by crossing out the names of management’s proposed proxyholders and legibly inserting the name of the Shareholder’s nominee(s) in the blank space(s) provided for that purpose in the form of proxy, or by completing another proxy in proper form.

To be voted at the Meeting or any adjournment thereof, a proxy must be received by Olympia Trust Company prior to the close of business on the day prior to the day set for the Meeting; provided, however, that the Chairman of the Meeting may in his discretion accept proxies received after this time up to and including the time of the Meeting or any adjournment thereof.

In addition to any other manner permitted by law, a Shareholder who has given a proxy may revoke it, as to any matter on which a vote has not already been cast, pursuant to the authority conferred by it, by instrument in writing, executed by the Shareholder or by his attorney in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

Voting of Proxies

If the form of proxy is duly completed and deposited on a timely basis, the Common Shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice on the form of proxy with respect to any matter to be acted upon, the Common Shares will be voted accordingly.  In the absence of any such specification by a Shareholder, the persons named in the enclosed form of proxy will vote the Common Shares in favour of the resolutions set forth herein.

The enclosed form of proxy, when duly completed and deposited, confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Notice for which the proxy is solicited and with respect to any other matter which may properly come before the Meeting.  Management does not know of any other matters to come before the Meeting than the matters referred to in the Notice. In respect of any amendments to the matters identified in the Notice or other matters which may properly come before the Meeting, the persons named in the proxies solicited by management for use at the Meeting will vote on such matters in their discretion.

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation Of Audited Annual Financial Statements

Management will present the audited financial statements of the Corporation for the financial year ended December 31, 2007 and the report of the auditors on those financial statements, which the Board of Directors (the “Board”) approved upon the recommendation of the Audit Committee before the financial statements were sent to the Shareholders.  No formal action will be taken at the meeting to approve the financial statements.

Election of Directors

The directors of the board are elected annually by a majority of the votes cast in favour of nominees at the Meeting. Unless re-elected, the directors are deemed to have retired from office immediately after the Meeting. The Board currently consists of 4 directors all of whom will retire from office immediately after the Meeting unless re-elected.

The articles of the Corporation provide for a minimum of 3 directors and a maximum of 9. Management proposes to set the number of directors to be elected at the Meeting at 5.  Currently  there are 4 directors on the Board.  Each of the elected directors will hold office until the next annual meeting or until their successors are elected or appointed pursuant to the articles and by-laws of the Corporation.

The Shareholders will be asked to approve a resolution setting the number of directors to be elected at the Meeting at 5.  Unless the Shareholder has otherwise specified, the persons named in the enclosed form of proxy will vote in favour of the resolutions.  Approval of the resolution requires a simple majority of the votes cast at the Meeting.

Management proposes that the persons listed in the following table be elected as directors.  The  persons whose names are printed in the form of proxy (the “management proxyholders”) intend to vote the proxy for management’s nominees, unless the Shareholder has specified in the proxy that the Common Shares are to be withheld from voting on the election of directors. Management does not believe any of its nominees are unwilling or unable to serve as directors, but if that should occur prior to the election, the management proxyholders may vote in their discretion for any other nominee unless the Shareholder has specified in the proxy that their Common Shares are to be withheld from voting on the election of directors.  In the event of nominations for directors from the floor at the Meeting, the 5 nominees receiving the most votes shall be elected.

Name and Residence	Number of Common Shares Beneficially Owned or Controlled at May 22, 2008	Offices Held and Time as a Director	Present Principal Occupation
Thomas J. Jacobsen (4) Didsbury, Alberta, Canada	450,396	Director since Sept. 3, 2003; Chief Executive Officer since Jan. 15, 2005	Chief Executive Officer of the Corporation
Ludwig Gierstorfer (1) (2) (3) (4) Cochrane, Alberta, Canada	27,000	Director since Sept. 3, 2003	Retired President and CEO of Pirate Drilling Inc.
Justin W. Yorke (1) (2) (3) Pasadena, California, USA	8,100	Director since Nov. 7, 2005	Director at Dunes Advisors; prior thereto partner at Asiatic Investment Management from 2000 to 2001
Horst H. Engel(1) (2) (3) Indio, California, USA	2,000	Director since May 7, 2006	President, V.I.P. TRAVEL, a Division of the Dorel Group
James T. Rundell Tees, Alberta, Canada	18,168	President since November 14, 2006	President of the Corporation

Notes:

(1) Member of Audit Committee

(2) Member of Governance and Nominating Committee

(3) Member of Compensation Committee

(4) Member of Reserves Committee

James T. Rundell – New Nominee

Mr. Rundell has not previously served as a director of JED, but was appointed President November 14, 2006.  Prior to that date he had been an independent consultant to the oil and gas industry through Rundell Consulting since 1990 and has over 30 years experience in many areas of oilfield operations world-wide.  Through Rundell Consulting, Mr. Rundell served as JED's drilling manager since our incorporation in September, 2003, before being named President.

Note: Mr. Jacobsen served as a director of Cariboo Resources Corp., formerly Niaski Environmental Services Inc. (“Niaski”), for a period including 2000.  Niaski filed a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada) that was accepted in April 2000.  Niaski was discharged in May 2001.

Appointment Of Auditors

The Shareholders will be asked to appoint auditors to serve until the close of the next annual meeting of Shareholders of the Corporation, and to authorize the Board to fix the auditor’s remuneration.  The persons named in the enclosed form of proxy will vote for the appointment of Meyers Norris Penny LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Corporation until the next annual meeting of Shareholders or until their successors are appointed, and will authorize the Board to fix their remuneration, unless the Shareholder has specified in the proxy that the shares be withheld from voting on the appointment of auditors.  Meyers Norris Penny LLP have been auditors of the Corporation since October 31, 2007.

 By-Law Amendment

The Shareholders will be asked to approve a resolution ratifying an amendment to JED’s by-laws to permit eligibility for the Direct Registration System (“DRS”).  DRS permits companies to issue a non-negotiable statement of ownership in lieu of a stock certificate and DRS eligibility is a new requirement for all securities listed on the American Stock Exchange (“AMEX”).  The two requirements for eligibility are that the registrar and transfer agent for the listed securities has been approved as a certified DRS agent by Depository Trust Company and that the company’s by-laws a non-negotiable statement of ownership in lieu of a stock certificate.  The Registrar and Transfer Agent of JED’s Common Shares, Olympia Trust Company, is a certified DRS agent.  The Board of Directors of JED approved the necessary amendment to the by-laws effective December 7, 2007.  It is necessary for the Shareholders to ratify the by-law amendment in order for JED to meet the AMEX listing requirement.

Following is the text of the amendment to the by-laws, with new language in bold and underlined and repealed language struck through:

“8.06

SHARE CERTIFICATES

Every holder of one or more shares of the Corporation shall be entitled~~, at his option,~~ to a share certificate, or to a non-negotiable written statement of ownership of shares under the Direct Registration System, ~~non-transferable written acknowledgment of his right to obtain a share certificate,~~ stating the number and class or series of shares held by him as shown on the securities register.”

The text of the ordinary resolution to amend the by-laws is as follows:

“BE IT RESOLVED that the amendments to the first sentence of Section 8.06 of By-Law No. 1 of the Corporation approved by the Board of Directors effective December 7, 2007 and set out in the Management Proxy Circular dated May 22, 2008 be and is hereby ratified and confirmed.”

Unless the Shareholder has otherwise specified, the persons named in the enclosed form of proxy will vote in favour of the resolution.  Approval of the resolution requires a simple majority of the votes cast for or against the resolution at the Meeting.

Repricing Stock Options

The Shareholders will be asked to approve an ordinary resolution to reprice the exercise price of 1,820,000 outstanding stock options to US$1.50.  The options have been issued at various times since 2003 at exercise prices ranging from US$8.39 to US$3.50.  The breakdown of the allocation of options among JED’s employees, consultants, officers and directors is as follows:

Employees and Consultants (19 persons):

160,000 @US$3.67

695,000 @US$3.50

Group total:

855,000

Officers (5 persons)

  30,000 @US$8.39

  75,000 @US$3.67

680,000 @US$3.50

Group total:

785,000

Directors (non-officers or employees) (3 persons)

180,000  @US$3.50

Management is requesting this approval to give incentive to JED’s staff that have worked very hard over the past 18 months to restructure and refinance JED.

The text of the ordinary resolution to reprice the stock options is as follows:

“BE IT RESOLVED that the change to the exercise price of stock options to purchase 1,820,000 Common Shares which were previously granted and were outstanding on May 10, 2008 under the Corporation Stock Option Plan dated January 16, 2004, to US$1.50 per share be and is hereby authorized and approved.”

Unless the Shareholder has otherwise specified, the persons named in the enclosed form of proxy will vote in favour of the resolution.  Approval of the resolution requires a simple majority of the votes cast for or against the resolution at the Meeting.

Common Share Private Placement

The Shareholders will be asked to approve an ordinary resolution to approve of the issuance of up to a maximum of 65 million Common Shares by means of a private placement.  While the Company has come a long way in the past 18 months to restructure the management and finances and increase the assets, a new infusion of cash is needed to continue to grow.  Shareholder approval to issue more than 25% of JED’s Common Shares is being sought under the policies of AMEX. At this time, the Company has not negotiated terms for such a private placement, but has been in talks with several possible investment groups.  The price of the Common Shares to be sold is subject to negotiation, but would not be less than US$1.00 per share.  The private placement would be offered to persons meeting the definitions of Accredited Investors under the securities regulations of Canada and the United States.

Management is asking for approval of up to 65 million shares, because it would like to raise working capital to grow the Company of at least US$50 million.  In addition to new investors, the terms of JED’s Series B Preferred Shares (“Preferred Shares”) and 10% Senior Subordinated Convertible Notes (“Current Notes”) require the holders to be offered a pro rata share of any new equity offering being sold for cash, so additional Common Shares have been added to the maximum to be offered to cover this right.  If prior to any such offering JED has redeemed part of the Notes and issued Amended and Restated Notes for the balance, the holders of such Amended and Restated Notes will not have a right to a pro rata share.

Currently JED has 26,804,475 issued and outstanding Common Shares and the issuance of an additional 65 million Common Shares would constitute approximately 70% of the issued Common Shares.  Currently management is not aware of any persons beneficially holding, directly or indirectly, 10% or more of the Common Shares, but it is possible that holders of 10% or more of the Common Shares could be acquired in such a private placement, and that a change of control in JED could occur as a result.

The text of the ordinary resolution to issue additional Common Shares is as follows:

“BE IT RESOLVED that the Board of Directors of the Corporation be and is hereby authorized and approved to offer for sale and issue up to a maximum of 65,000,000 Common Shares for a price per share of not less than US$1.00 per share through December 31, 2008.”

Unless the Shareholder has otherwise specified, the persons named in the enclosed form of proxy will vote in favour of the resolution.  Approval of the resolution requires a simple majority of the votes cast for or against the resolution at the Meeting.

Other Matters

Management knows of no amendment, variation of other matter to come before the Meeting other than the matters referred to in the Notice. However, if any other matter properly comes before the Meeting the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

GENERAL INFORMATION ABOUT JED

Voting Shares and Principal Holders Thereof

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series, of which 8,000,000 Series A Preferred Shares and 2,200,000 Series B Preferred Shares have been created and authorized.  As at May 22, 2008, 26,804,475 Common Shares, no Series A Preferred Shares and 1,797,498 Series B Preferred Shares were outstanding.  Each Common Share carries the right to one (1) vote on a ballot at the Meeting.  The Series B Preferred Shares are non-voting, except on matters in which all classes and series of shares are entitled to vote pursuant to the Business Corporations Act (Alberta) .

Any registered holder of Common Shares at the close of business on May 29, 2008 who either personally attends the Meeting or who properly completes and delivers a proxy will be entitled to vote or have their shares voted at the Meeting.  However, a person appointed under the form of proxy will be entitled to vote the shares represented by that form only if it is effectively delivered in the manner set out under the heading “Appointment and Revocation of Proxies”, above.

To the knowledge of the directors and executive officers of the Corporation, no Shareholders beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities.

Executive Compensation

Information about compensation of executive officers and directors is provided in Schedule A to this information circular .

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as at December 31, 2007 about Common Shares to be issued upon the exercise of options and Common Shares remaining available for future issuance under equity compensation plans of the Corporation.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options	Weighted-Average Exercise Price of Outstanding Options	Number of Common Shares remaining available for future issuance under Equity Compensation Plans
Equity Compensation Plans Approved by Securityholders(1)	1,792,500	US$3.67	592,729
Equity Compensation Plans Not Approved by Securityholders	N/A	N/A	N/A
TOTAL	1,792,500	US$3.67	592,729

Note: (1) See “Stock Option Plan” under “Compensation of Executive Officers and Directors” in Schedule A to this information circular.

Corporate Governance

Information about the Corporation’s corporate governance practices is provided in Schedule B to this information circular.

Audit Committee

Information about JED’s audit committee is provided in the Corporation’s Annual Information Form dated March 31, 2008 under the heading “Audit Committee”.  The Annual Information Form may be found on www.SEDAR.com.

Additional Information

Additional information relating to the Corporation is on SEDAR at www.SEDAR.com.  Financial Information is provided in JED’s comparative financial statements and management discussion and analysis for the year ended December 31, 2007, and other information about JED is provided in the Annual Information Form dated March 31, 2008.  Shareholders may contact the Corporation to request copies of the Corporation’s financial statements, management discussion and analysis and annual information form at:

JED Oil Inc.

Box 1420

1601  15th Avenue

Didsbury, Alberta T0M 0W0

Telephone:  (403) 335-2101

Fax:  (403) 335-8391

By E-mail:  mjohnston@jedoil.com

Schedule A

Compensation of Executive Officers and Directors

Summary of Compensation

The following table summarizes, for the three most recently completed financial years, the compensation paid to the Corporation’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the next 3 most highly compensated executive officers other than the CEO and CFO (collectively the “named executive officers”) who received more than Cdn$150,000 by way of salary, bonuses or other compensation during the most recently completed financial year.

Name & Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation (Cdn$)
		Salary (Cdn$)	Bonus (Cdn$)	Other Annual Compensation (Cdn$)	Awards		Payout
					Securities under Options Granted (#)	Shares subject to Resale Restrictions (Cdn$)	LTIP Payouts (Cdn$)
Thomas J. Jacobsen(1) CEO	2007	190,000	—	—	150,000	—	—	17,100
	2006	190,000	—	—	—	—	—	16,942
	2005	190,000	45,836	—	—	—	—	13,300
James T. Rundell (2) President	2007 2006 2005	200,000 25,000(2) —	— — —	— — —	— 150,000 —	— — —	— — —	10,988 1,266 (2) —
Richard D. Carmichael (3) CFO	2007 2006 2005	175,000 — —	— — —	— — —	110,000 — —	— — —	— — —	15,887 — —
Marcia L. Johnston (4) VP Legal & Corp. Affairs and Secretary	2007 2006 2005	176,000 155,000 140,000	24,590 — 32,506	— — —	60,000 90,000 —	— — —	— — —	16,821 11,387 9,799

Notes:

(1)

Mr. Jacobsen was appointed CEO in January 2005.  Previously he was the President and Chief Operating Officer from JED’s inception.

(2)

Mr. Rundell was appointed President of JED on November 14, 2006, and prior to that was consulted to JED through Rundell Consulting.  The amounts for 2006 are for November 14 through December 31 only.

(3)

Mr. Carmichael was appointed CFO on January 2, 2007, and was not employed with JED during 2006 or 2005.

(4)

Ms. Johnston was appointed Vice-President, Legal & Corporate Affairs and Secretary on May 28, 2007, but previously was employed by JED as General Counsel.  The amounts prior to her appointment as an officer reflect her prior compensation.

Stock Option Plan

The Corporation’s stock option plan (the “Stock Option Plan”) was adopted and approved by the Board of Directors on January 16, 2004 and ratified by the Shareholders on February 19, 2004. The purpose of the Stock Option Plan is to provide officers, directors, consultants and employees of the Corporation or any of its subsidiaries with the opportunity to participate in the growth and development of the Corporation and its subsidiaries by providing them with the opportunity, through options, to acquire a proprietary interest in the Corporation.

The Stock Option Plan is administered by the Board. Subject to the provisions of the Stock Option Plan, the Board may from time to time designate directors, officers, employees and consultants of the Corporation or any of its subsidiaries (the "Participants") to whom options to purchase Common Shares may be granted and the number of Common Shares to be optioned to each. At its special meeting held on

February 19, 2004, Shareholders of the Corporation ratified the approval of the Stock Option Plan. The exercise price of options issued under the Stock Option Plan is determined by the Board in its sole discretion, and cannot be less than the closing trading price per Common Share on the last trading day preceding the date of the grant that the Common Shares traded through facilities of the stock exchange on which such Common Shares are then listed (the "Market Price").

No Participant may be granted an option which would result in options held by the Participant exceeding 5% of the issued Common Shares at the time the option is granted. Options granted under the Stock Option Plan are non-assignable and non-transferable, and their term is for a period of time fixed by the Board, such period not to exceed the maximum term permitted by the stock exchange on which the Common Shares are listed (the "Option Period"). However, the Option Period must be reduced with respect to any option, as provided in the Stock Option Plan, covering cessation of the Participant as a director, officer, employee or consultant of the Corporation or any of its subsidiaries, death of the Participant or change of control of the Corporation.  At the time of granting Options, the Board may also provide for vesting provisions.

If a Participant ceases to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries for any reason other than death of the Participant or the termination of a Participant for cause, the options granted to the Participant may be exercised by the Participant, for a period of 30 days from the date of the Participant ceasing to be a director, officer, employee or consultant to the extent that the Participant was entitled to exercise such options at the date of such cessation. If a Participant dies, his or her legal representatives can exercise any unexercised options previously granted to such Participant for a period of time equal to the earlier of the normal expiry time of the Participants existing options and six months following the date of death.

Upon the liquidation, dissolution or termination of the Corporation or upon a reorganization, consolidation or merger of the Corporation with one or more trusts or corporations as a result of which the Corporation is not the surviving entity, or in the event of the sale by the Corporation of all or substantially all of the property and assets of the Corporation as an entirety, in each case prior to the expiry time of an option, such option may be exercised, as to all or any of the Common Shares in respect of which such option has not previously been exercised (including in respect of the right to purchase Common Shares not otherwise vested at such time) by the Participant at such time.

Agreements in respect of the options may provide that, in the event the holders of the Corporation's Common Shares receive a "take-over" bid as defined in the Securities Act (Alberta), as amended from time to time, or any successor legislation thereto, pursuant to which the "offeror" as a result of such take-over bid, if successful, would beneficially own in excess of 50% of the outstanding Common Shares of the Corporation (a "Control Bid"), the Board may, at its option, require the acceleration of the vesting time for the exercise of such option to allow the Participant to exercise such option (including in respect of Common Shares not otherwise vested at such time) for the purpose of tendering the Common Shares received thereon to the Control Bid.

The following tables indicates the Stock Options granted to, and exercised by, the named executive officers of the Corporation during the financial year ended December 31, 2007.

Stock Options Granted During 2007

Name	Securities Under Share Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price at Date of Grant (US$/Security)	Market Value of Securities Underlying Share Options at Date of Grant (US$/Security)	Expiration Date (mm/dd/yyyy)
Thomas J. Jacobsen	150,000	18.5%	3.50	1.84	05/11/2012
James T. Rundell	Nil	N/A	N/A	N/A	N/A
Richard D. Carmichael	110,000	13.6%	3.50	2.85	01/02/2012
Marcia L. Johnston	60,000	7.4%	3.50	1.84	05/11/2012

Aggregate Stock Options Exercised and Year-End Values

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Stock Options at December 31, 2007 Exercisable/Unexercisable (#)			Value of Unexercised in the money Stock Options at December 31, 2007(1) Exercisable/Unexercisable (US$)
Thomas J. Jacobsen	0	0	225,000	/	225,000	0	/	0
James T. Rundell	0	0	50,000	/	100,000	0	/	0
Richard D. Carmichael	0	0	0	/	110,000	0	/	0
Marcia L. Johnston	0	0	80,000	/	100,000	0	/	0

Notes:

(1)

The value of unexercised Stock Options at December 31, 2007 was based on a closing price per Common Share on the American Stock Exchange on December 31, 2007 of US$1.43.  With exercise prices of US$8.39, US$3.67 and US$3.50, the unexercised options were not in the money.

Termination of Employment, Change in Responsibilities and Employment Contracts

Neither of the Corporation , nor any of its subsidiaries, has any employment contracts with its employees or any compensatory plan, contract or arrangement where any named executive officer is entitled to receive more than $100,000 on resignation, termination, change of control, or change of responsibilities upon a change of control.

Compensation Committee

Report of  Compensation Committee

The Compensation Committee of the Board (the "Committee") exercises general responsibility regarding overall compensation of employees and executive officers of the Corporation and any of its subsidiaries (collectively referred to in this report as the "Corporation"). It is responsible to annually review and recommend to the Board: (i) executive compensation policies, practices and overall compensation philosophy; (ii) total compensation packages for all officers and employees who receive aggregate annual compensation in excess of $150,000; (iii) bonus and stock option grants; and (iv) major changes in benefit plans. Final approval of all compensation items rests with the full Board.

During 2007 the Committee was composed of  Horst H. Engel, Chairman, Ludwig Gierstorfer and Justin W. Yorke who are all independent directors and were ineligible to participate in any of the Corporation’s compensation programs, other than the Corporation’s Stock Option Plan and Annual Bonus Plan.  No executive compensation was changed during 2007 and no in depth review of was conducted while JED’s finances were being restructured.

The purposes of the Corporation’s executive compensation policy is to attract and retain individuals of high caliber to serve as officers of the Corporation, to motivate their performance in order to achieve the Corporation’s strategic objectives and to align the interests of executive officers with the long-term interests of the Shareholders. These objectives are to ensure that the Corporation continues to grow on an absolute basis as well as to grow cash flow and earnings per Common Share. The Corporation’s primary compensation policy is to pay for performance and, accordingly, the performance of the Corporation and of the CEO of the Corporation as an individual are both examined by the Committee.

The Committee does not set specific performance objectives in assessing the performance of the CEO, rather the Committee uses its experience and judgment in determining an overall compensation package for the CEO.

Executive officer compensation consists of essentially three components: (a) base salary; (b) bonuses; and (c) stock options. Each of these executive officer compensation arrangements is briefly described as follows.

Base Salaries

The Corporation intends to pay base salaries that are competitive with those of comparably sized companies in the oil and gas industry. The Committee compares the base salary of the Chief Executive Officer of the Corporation with that of chief executive officers at peer surveyed junior companies in the oil and gas industry and expects to set the Chief Executive Officer’s pay level at the industry average for such position while attempting to adjust for the Corporation’s size, at the start of the year. Factors looked at in assessing peers will include total revenue, total assets, free cash flow, total level of capital expenditures, total operating expenses, number of employees and daily production levels on a barrel of oil equivalent basis.

Bonuses

The Committee’s philosophy with respect to executive officer bonuses is to align the issuance of bonuses with the performance of the Common Shares. The amount of the bonuses paid will be set according to the Corporation’s Annual Bonus Plan.

On January 16, 2004 the Board approved an Annual Bonus Plan for its employees and consultants. The purpose of the plan is to provide employees and consultants with a bonus pool tied to the performance of the Common Shares over the course of the year. The bonus pool available for 2006 0.7% of the increase in market capitalization over the course of the year. The year-end market capitalization for any given year is calculated as the weighted average trading price of the Common Shares traded through the facility of the American Stock Exchange (or such other stock exchange on which the Common Shares may be listed for trading) for the 15 trading days ending December 31 of such year, multiplied by the weighted average number of issued and outstanding Common Shares during such year.  No bonuses were declared or  paid for 2007 under the Annual Bonus Plan.

Stock Option Program

The Corporation’s primary long-term incentive compensation program is the Stock Option Plan. The Compensation Committee believes that the Stock Option Plan facilitates the attainment of the Corporation’s strategic objectives, and aligns the interests of executive officers and employees with the long-term interests of the Corporation’s Shareholders.

Stock Savings Plan

In 2004 the Board approved the adoption of a stock savings plan. The purpose of the stock savings plan is to provide employees of the Corporation with the opportunity to participate in the ownership and growth of the Corporation through the purchase of Common Shares in the market. Each participant in the plan may contribute to the plan a yearly amount not exceeding 9% of such participant’s annual salary. The Corporation matches any participant’s contributions equally.

Presented by the Compensation Committee

Horst H. Engel

Ludwig Gierstorfer

Justine W. Yorke

Performance Graph

The following graph compares the cumulative total shareholder return for US$100 invested in the Common Shares for the period from our initial public offering in April 2004 to December 31, 2006, as measured by the closing price of the Common Shares at the end of each year (in US$), with the cumulative total shareholder return on each of the S&P/TSX Composite Index (Cdn$) and the S&P/TSX Oil and Gas Exploration and Producers Index (Cdn$), assuming the reinvestment of dividends, where applicable, for a comparable period. (Due to the nature of the comparisons in this chart, it does not make a difference that JED's Common Shares trade in US dollars and the to indicies are in Canadian dollars.)

Comparison of Cumulative Total Return(1)

	Initial Investment Date(2)	December 2004	December 2005	December 2006	December 2007
JED Oil Common Shares	US$100	US$265.45	US$236.37	US$51.81	US$25.99
S&P/TSX Composite Index	Cdn$100	Cdn$114.52	Cdn$142.15	Cdn$166.69	Cdn$183.03
S&P/TSX Oil and Gas Exploration and Producers Index	Cdn$100	Cdn$140.71	Cdn$244.37	Cdn$247.62	Cdn$272.69

Notes:

(1)

Assuming an investment of $100.00 on initial investment date.

(2)

April, 2004 for an investment in JED and December 31, 2003 for an investment in the indices.

Remuneration Of Directors

The Board of Directors of the Corporation consists of four members, one of whom is a member of management and three of whom are unrelated directors. The unrelated directors were not paid an annual retainer in 2007. No meeting attendance fees are paid. The members of the Board of Directors are reimbursed for any expenses to attend board and committee meetings. All fees and expenses of the Board of Directors are paid by the Corporation. No directors' fees are paid to the members of the Board of Directors who were employees of JED. The officers and directors of the subsidiaries of the Corporation, do not receive compensation of any kind for their positions as officers or directors of such companies.

Each member of the Board of Directors is eligible to receive options under the Stock Option Plan. The following table sets out the number of options granted to the current directors. The options for the directors are vested immediately upon granting, except the first grant of options to Mr. Jacobsen, which had the vesting provisions of JED’s employees: options vested as to one-third each on the first, second and third anniversaries of the grant date.  The table has been adjusted for the 3 for 2 stock split of the Common Shares in 2005.

Holder	Date of Grant	Total Options Granted	Grant Price	Expiry Date	Currently Held(2)
1 Employee director	January 16, 2004	75,000	US$3.67	January 16, 2009	75,000
1 Unrelated director(1)	January 16, 2004	45,000	US$3.67	January 16, 2009	0
1 Unrelated director(1)	November 7, 2005	45,000	US$17.35	November 7, 2010	0
1 Unrelated director(1)	May 9, 2006	45,000	US$16.00	May 9, 2011	0
3 Unrelated directors(1)	December 14, 2006	180,000	US$3.50	December 14, 2011	180,000
1 Employee director	May 11, 2007	150,000	US$3.50	May 11, 2012	150,000
3 Unrelated directors(1)	May 13, 2008	45,000	US$1.50	May 13, 2013	45,000

Notes:

(1) Each of the unrelated directors receives an equal number of Stock Options when granted.

(2) Since the inception of the Stock Option Plan in 2004, the current directors and officers have not exercised any Stock Options, except for Ms. Johnston who exercised 15,000 options at US$8.39 in 2005, prior to being appointed an officer. The options granted to unrelated directors on January 16, 2004, November 7, 2005 and May 9, 2006 have been voluntarily terminated by the holders. Former directors and officers of the Corporation have exercised a total of 180,000 Stock Options through May 22, 2008.

Schedule B

Corporate Governance Practices

Board of Directors

The current members of the Board are Thomas J. Jacobsen, Ludwig Gierstorfer,  Justin W. Yorke and Horst H. Engel.  Messrs. Gierstorfer, Yorke and Engel are independent directors.  Mr. Jacobsen is not considered to be an independent director as he is also JED’s CEO and prior to being appointed CEO was the President and Chief Operating Officer.

Mr. Jacobsen is also a director of JMG Exploration, Inc. and through June 2006 was a director of PRB Gas Transportation, Inc.

Mr. Yorke was a director of PRB Gas Transportation, Inc. through January, 2007, and was appointed a director of JMG Exploration, Inc. in January, 2007.

Messrs. Yorke, Gierstorfer and Engel constitute the Audit Committee, the Compensation Committee and the Corporate Governance and Nomination Committee.  The Audit Committee has quarterly meetings and the Compensation Committee and Corporate Governance and Nominating Committee have at least annual meetings containing in camera sessions in which non-independent directors and members of management are not in attendance.  They believe that these committee meetings are sufficient to facilitate open and candid discussion among the independent directors without holding additional meetings among themselves.

During 2007 the directors held 6 meetings, of which Mr. Jacobsen attended 5, Mr. Gierstorfer 4, Mr. Yorke 6 and Mr. Engel 6.

Board Mandate

The mandate of JED’s Board of Directors is to determine and direct the corporate philosophy and direction of the Corporation’s business and affairs;  to either manage or supervise the management of the Corporation’s business and affairs; to determine what actions and responsibilities will be delegated to which officers of JED and to supervise the management of such delegated actions and responsibilities; to select and appoint the officers of the Corporation; to establish Committees of the Board, and appoint the members and approve the mandates thereof; and in carrying out the foregoing to act honestly and in good faith with a view to the best interests of the Corporation, giving consideration to all of the Corporation’s groups of stakeholders.

Position Descriptions

The by-laws of the Corporation contain written position descriptions for the Chairman and the Chief Executive Officer. The Chairs of each Board Committee preside at each meeting of such Committee at which they are present, and have such other duties and powers as may be set out in the Terms of Reference for each such Committee.

Orientation and Continuing Education

The Chairman of the Board is responsible for the orientation of new directors.  New directors are given a package of the Corporation’s current public information, the current budget and all recent written materials distributed to the directors such as monthly financial reports, drilling reports, production reports, etc.  At least quarterly the directors are given a presentation on the Corporation’s drilling program, prospects, production and reserves by management and receive monthly a financial report with a comparison to the budget.

B-2

Ethical Business Conduct

The board has adopted a Code of Business Conduct, which has been filed on SEDAR at www.sedar.com and can be obtained on request by contacting the Corporation at

JED Oil Inc.

Box 1420

1600 15th Avenue

Didsbury, Alberta T0M 0W0

Telephone:  (403) 335-2101

Fax:  (403) 335-8391

By E-mail:  mjohnston@jedoil.com

All employees, consultants, officers and directors are required to give the Corporation a certificate that they have received and read the Code of Conduct, plus there are requirements for such persons to report in  writing to the Compliance Officer certain information on relationships with the Corporation.  The directors receives a quarterly Certificate from the Compliance Officer regarding compliance with the Code.

The Corporation and all directors and employees are expected by the Board to conduct business with integrity and with the highest ethical standards. Directors are expected to identify in advance any conflict of interest regarding a matter coming before the Board or its committees and to refrain from voting on such matters.  If a director is uncertain of the nature or extent of a potential conflict, he or she is supposed to seek a ruling on the matter in advance with the Chair or, at the time of the meeting, with the chair of the meeting.  Directors are also responsible for informing the Chair of any change in their personal or professional circumstances that may impact their continued ability to serve the Corporation effectively, or if they have been determined by the Board to be independent, that may impact their continued standing as independent directors.  The Governance and Nominating Committee is responsible for reviewing those changes and considering the continued appropriateness of the director’s membership on the Board.

Nomination of Directors

The Board has a Corporate Governance and Nominating Committee, currently consisting of Mr. Yorke, Mr. Gierstorfer and Mr. Engel, each of whom is an independent director. One of the purposes of this committee is to identify nominees for the Board of Directors.  The Committee at least annually meets prior to the annual general meeting to discuss the desired size of the Board and desired qualities of nominees.  Possible nominees are solicited from all of the directors and other advisors to the Board and potential nominees are evaluated and approved by the Committee.

This committee also recommends the criteria for the composition of the Board including total size and the number or minimum number of independent directors, recommends candidates to fill vacancies, reviews succession plans for Senior Executives and annually assesses the effectiveness of the Board and each committee of the Board.  The Committee is to meet at lease twice annually, which meetings may be held with or without members of management.  The committee may also engage, at the expense of the Corporation, and meet privately with independent consultants.

Compensation

The Board of Directors has a Compensation Committee, which currently consists of Mr. Gierstorfer, Mr. Yorke and Mr. Engel, each of whom is an independent director

The responsibilities of the Compensation Committee are as follows;

1.

Meet at least annually, and as called by the Chair.  (Any committee member may also meet privately with members of management and/or independent consultants.)

B-3

2.

Annually review and recommend to the full Board overall compensation philosophy.

3.

Annually review and recommend to the full Board executive compensation policies and practices.

4.

Annually review and recommend to the full Board total compensation packages for all officers and all employees receiving aggregate annual compensation over $150,000.

5.

Annually review and recommend to the full Board allocations of bonus pool.

6.

Annually review and recommend to the full Board stock option grants.

7.

Annually review and recommend to the full Board major changes to benefit plans.

8.

Annually review and recommend to the full Board adequacy and form of directors’ compensation.

The Compensation Committee, after receiving and reviewing recommendations from management, presents a proposal for the annual compensation of the executive officers and directors to the full Board for review and approval.

Reserves Committee

The Board of Directors has a Reserves Committee, currently consisting of Mr. Gierstorfer and Mr. Jacobsen.  This Committee is mandated by National Instrument 51-101.  The responsibilities of the Reserves Committee are as follows:

1.

Meet at least annually, and as called by the Chair.

2.

At least annually discuss and review with management the selection of an independent engineering firm, including reviewing the expertise of the firm.

3.

As needed, review and consider the impact of changing firms.

4.

Receive each report upon its completion, meet with the firm to discuss and review the report, the key assumptions employed, and key areas of risk identified.

5.

With respect to each report received, review and consider management’s input, including the information supplied to the firm with respect to constant prices, operating costs, royalties, required capital expenditures, recovery rates, decline rates, etc.

6.

With respect to each report received, hold an in camera session with the firm to discuss any disagreements or disputes with management and any undue pressure by management.

7.

With respect to each report received, review the reserve additions and revisions compared to the previous report and seek input from the firm and management as to why they have occurred.

Assessments

The Corporate Governance and Nominating Committee is delegated the responsibility for an annual assessment of the effectiveness and contribution of the Committees and the individual directors.  As the Corporation is young and the Board of Directors currently consists of only 4 persons, this assessment process is relatively informal.  It is expected that as the Corporation grows, the Committee will evolve  more formal assessment processes.

JED OIL INC. - CORPORATE INFORMATION

HEAD OFFICE

DIRECTORS

Box 1420

1601 – 15th Ave.

Justin W. Yorke  (1) (2), Chairman

Didsbury, Alberta

Thomas J. Jacobsen

T0M 0W0

Ludwig Gierstorfer (1) (2)

Tel (403) 335-2101

Horst H. Engel  (1) (2)

Fax (403) 335-8391

www.jedoil.com

(1)  Audit Committee Members

(2)  Compensation Committee Members

AUDITORS

OFFICERS

Meyers Norris Penny LLP

Thomas J. Jacobsen

Chartered Accountants

Chief Executive Officer

Calgary, AB

James T. Rundell

President

SOLICITORS

Richard D. Carmichael

Gowling Lafleur Henderson LLP

Chief Financial Officer

Calgary, AB

W. Jeffrey Huckle

Dorsey & Whitney LLP

Vice President, Operations

Seattle, WA

Marcia L. Johnston

Vice-President, Legal & Corporate Affairs

RESERVOIR ENGINEERS

and Secretary

CG Engineering Ltd.

Calgary, AB

TRANSFER AGENT

Olympia Trust Company

Calgary, AB

STOCK EXCHANGE LISTINGS

American Stock Exchange

(Stock Symbol:  JDO)